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Filed by Riverwood Holding, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:  Riverwood Holding, Inc.

Commission File No.:  333-104928

Graphic Packaging Corporation

May 19, 2003

Forward Looking Statements

It should be noted that this presentation contains certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed merger, its effect on future earnings, cash flow or other operating results, any other effect or benefit of the proposed merger, the expected timing of the completion of the merger, market prospects, and any other statements that are not historical facts. Riverwood Holding, Inc. (“Riverwood”) and Graphic Packaging International Corporation (“Graphic Packaging”) strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond its ability to control or estimate precisely, and are subject to known and unknown risks and uncertainties.  Such risks and uncertainties include, but are not limited to, costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed merger, the ability to provide low cost, high quality products and to become a single source supplier, the ability to satisfy the closing conditions of the proposed merger, general economic conditions in the United States and globally, actions by customers and other third parties, price fluctuations in raw materials and energy costs, and other factors detailed in Riverwood’s and Graphic Packaging’s filings with the Securities and Exchange Commission (the “SEC”), which are available free of charge on the SEC’s  Web site at www.sec.gov.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Riverwood and Graphic Packaging undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

[LOGO]	[LOGO]

Presenters:

Jeffrey Coors	Steve Humphrey
Executive Chairman	Chief Executive Officer

Exciting Combination Will Drive Shareholder Value

Create premier value-added packaging company serving the beverage, food and consumer products industries

•                  Leading positions in attractive, high margin end markets with enhanced revenue growth opportunities

•                  Increased system integration and scale to provide total customer solution

•                  Actionable, identified operating synergies of $55+ million per year

•                  Net operating losses of $1.2 billion available to shield pre-tax profits

•                  Substantial free cash flow for significant debt reduction

•                  Management aligned with shareholders

•                  Highly accretive transaction for both companies

Leading Positions in Attractive High Margin End Markets

Premier valued-added
paperboard packaging
company

Revenues: $2.3B

EBITDA (pre-synergies): $413mm (18.1%)

EBITDA (with synergies): $468mm (20.5%)

Graphic Packaging	Riverwood
• #1 in Consumer Products • $1.1B Revenue • $135mm EBITDA	• #1 in Beverage • $1.2B Revenue • $278mm EBITDA

Tradition of Working Together Successfully

Note: Numbers based on 2002 results.

Transaction Overview

Transaction Structure:	Merger of Graphic Packaging into Riverwood subsidiary

Exchange Ratio:	One Riverwood share per Graphic Packaging share (1)

Pro Forma Shares Outstanding:	Approximately 204 million

Ownership (2):	57.5% Riverwood shareholders
42.5% Graphic Packaging shareholders

Graphic Packaging	Converted into common stock prior to closing
Convertible Preferred (3):	Payment of approximately $19.7mm for foregone dividends

Board:	9 members
• Jeffrey Coors, Executive Chairman
• Stephen Humphrey, CEO
• 1 CD&R appointee
• 1 EXOR appointee
• 5 Independent Directors

Headquarters:	Marietta, GA

(1) Riverwood shares split 15.21:1 prior to closing.

(2) Ownership represents fully diluted shares outstanding including the effect of the conversion of preferred stock owned by Coors family trust, which will occur prior to closing; options calculated using treasury method.

(3) Estimate of payment assumes the Merger closes on July 1, 2003 and a 8.5% discount rate.

Preeminent Paperboard Packaging Company

Overall U.S. Folding Carton Market

#1 position in food and consumer products packaging

#1 position in beverage multiple packaging

[CHART]

Total ~ $8.6 Billion

Source: Fredonia report and management estimates for the U.S. folding carton market.  Based on 2001 data.

Attractive Business Mix

2002 Revenue Mix

Riverwood

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Graphic Packaging

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NewCo

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Long Term, Blue-Chip Customer Relationships

Riverwood

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Graphic Packaging

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Enhanced Growth Opportunities

Cross Selling

•                  Z-Flute(R)  and other CUK applications for Graphic Packaging’s consumer product customers

•                  Laminated applications for Riverwood’s beverage customers

Comprehensive Solution

•                  Combine Riverwood’s total system sales approach with Graphic Packaging’s product development and marketing expertise

•                  Increased technology platform with combined R&D and manufacturing capabilities

Leverage Riverwood’s Global Platform

•                  Sizeable microwave product opportunity in Europe

•                  Expanded footprint for potential new customers

Common Commitment to Cost Reduction

Graphic Packaging		NewCo Low cost position with increased opportunities for improvement

•	$78(1) million in Six Sigma savings from 2000-2002

•	Cost of Variation = 7.5% - real opportunities remain

•	SG&A as a % of sales reduced 380 bps over five years

•	Low cost recycled board mill

Riverwood

•	$204(1) million in cost reductions since 1997

•	Total quality systems ongoing

•	Low cost CUK mill system

(1) Figures are management estimates.

Broad-Based Synergy Opportunities

Operating Synergies

•                  $55+ million already identified

Synergy Breakdown

• Volume	30%
• Raw Materials	18%
• Corporate	40%
• SG&A	12%
100%

Timing

•                  Year 1 – 40%, Year 2 – 75%, Year 3 – 100%

Other Opportunities

•                  Reduced combined capital expenditures

•                  Efficient working capital management

•                  Facility optimization

•                  Interest expense savings

Business Strategy

Deliver Superior Financial Returns and Increase Shareholder Value

•                  Strengthen #1 positions in paperboard packaging serving beverage and consumer goods customers

•                  Maintain low cost converting operations and mill system

•                  Exceed industry growth through innovative products and increased penetration of cross-over and existing accounts

•                  Expand share in value-added applications

•                  Ensure talent available to implement strategies

Leverage Global Footprint

Global footprint with full service offering capabilities and strategic locations for optimization of production / lowest cost

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Total Integrated Packaging Solution

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•                  Low cost manufacturing assets

•                  Broadest converting capability in the industry

•                  Total customer packaging solution

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Continued Cost Improvement Opportunities Remain

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Leverage TQS Through the Organization

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Growth Through Innovation

Technology Focused on Customer Needs

Package Differentiation	Product Protection	Enhanced Strength	Consumer Convenience

• Impulse Buy	• Freshness	• Durability	• Ease of Use
• Brand Recognition	• Extended Shelf Life	• Tear Resistant	• Time Saving

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Financial Strategy

Deliver Superior Financial Returns and Increase Shareholder Value

•                 Drive revenue growth through strong existing and expanded customer relationships and new products

•                 Maintain focus on cost reduction efforts and margins

•                 Execute on high probability and other identified synergy opportunities

•                 Maximize utilization of available Riverwood Net Operating Loss of $1.2B

•                 Optimize capital structure for operating and financial flexibility

•                 Maximize cash flow generation to reduce debt and drive EPS growth

Highly Accretive Transaction

($ in millions, except EPS)	2002 Pro Forma Combined

EBITDA	$413	$468

EBIT	$214	$269

Net Income	$37	$88

EPS	$0.18	$0.43

Free Cash Flow	$150	$200

Note: Pro forma for JD Cahill acquisition and adds-back $4.5mm of Kalamazoo labor dispute costs.

Strengthens Financial Position

($ in millions)	2002 Pro Forma Combined

Total Assets	$3,000		$3,000

Net Debt	$2,154		$2,154

Net Debt/EBITDA	5.2	x	4.6	x

Note: Pro forma for JD Cahill acquisition and adds back $4.5mm Kalamazoo labor dispute costs.

Exciting Combination Will Drive Shareholder Value

Create premier value-added packaging company serving the beverage, food and consumer products industries

•                  Leading positions in attractive, high margin end markets with enhanced revenue growth opportunities

•                  Increased system integration and scale to provide total customer solution

•                  Actionable, identified operating synergies of $55+ million per year

•                  Net operating losses of $1.2 billion available to shield pre-tax profits

•                  Substantial free cash flow for significant debt reduction

•                  Management aligned with shareholders

•                  Highly accretive transaction for both companies

Filed by Graphic Packaging International Corporation and Riverwood Holding, Inc.  pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange Act of 1934

Subject Company:  Graphic Packaging International Corporation and Riverwood Holding, Inc.

Commission File No. 333-104928

Additional Information

In connection with the proposed transaction, Riverwood filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus of Graphic Packaging and Riverwood and other relevant documents.  INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION.  Investors may obtain the preliminary proxy statement/prospectus and other relevant documents filed with the SEC free of charge at the SEC’s website at www.sec.gov.  In addition, copies of the preliminary proxy statement/prospectus and other documents filed by Graphic Packaging or Riverwood with the SEC with respect to the proposed transaction may be obtained free of charge by directing a request to either: Graphic Packaging International Corporation, 4455 Table Mountain Drive, Golden, Colorado 80403, Attention: Gard Edgarton, telephone: 1-877-608-2635, fax: 1-303-273-1571; or Riverwood International Corporation, 814 Livingston Gourt, Marietta, Georgia 30067, Attention:  Dan Blount, telephone: 1-770-644-3000, fax: 1-770-644-2935.

Participants in Solicitation

Graphic Packaging and Riverwood and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Graphic Packaging’s shareholders in connection with the proposed transaction.  Information concerning Graphic Packaging’s directors and executive officers is set forth in Graphic Packaging’s proxy statement dated March 31, 2003, for the 2003 Annual Meeting of Shareholders, filed by Graphic Packaging with the SEC. Information concerning Riverwood’s directors and executive officers is set forth in the annual report on Form10-K for the year ended December 31, 2002 filed by Riverwood with the SEC.  Shareholders may obtain additional information regarding the interests of such persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Graphic Packaging’s stockholders in connection with the proposed transaction by reading the proxy statement/prospectus.  INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.